UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: January 2025

Commission File Number: 001-38428

PolyPid Ltd.

(Translation of registrant’s name into English)

18 Hasivim Street

Petach Tikva 495376, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

CONTENTS

On November 25, 2024, the Nasdaq Listing Qualifications staff (the “Staff”) notified PolyPid Ltd. (the “Company”) that it was not in compliance with Nasdaq Listing Rule 5550(b)(1), which requires companies listed on the Nasdaq Capital Market to maintain a minimum of $2.5 million in stockholders’ equity for continued listing (the “Stockholders’ Equity Requirement”). The Company reported stockholders’ equity of $2.2 million as of September 30, 2024 in its Report on Form 6-K filed on November 13, 2024, and, as a result, did not satisfy the Stockholders’ Equity Requirement pursuant to Listing Rule 5550(b)(1).

The Company believes that, as of the date of this Report on Form 6-K (this “Report”), it has regained compliance with the Stockholders’ Equity Requirement based upon the consummation of the Company’s private placement transaction which closed in December 2024 (the “PIPE”), resulting in $14.5 million of gross proceeds from the sale of its ordinary shares, no par value (the “Shares”), and warrants to purchase Shares. As a result, Company’s stockholders’ equity increased to approximately $7.5 million. Pursuant to the PIPE, the investors also received warrants to purchase the Company’s Shares. Exercise of the warrants in full would result in an additional $27.0 million in gross proceeds. The warrants expire upon the earlier of nine months from the date of issuance and 10 trading days following the Company’s announcement of top-line results from its SHIELD II Phase 3 trial, anticipated in the second quarter of 2025. The Company expects that such exercise of warrants would further increase its stockholders’ equity.

The Staff will continue to monitor the Company’s ongoing compliance with the Stockholders’ Equity Requirement and, if at the time of the Company’s next periodic report the Company does not evidence compliance with Listing Rule 5550(b)(1), the Company may be subject to delisting.

This Report is incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-276826, File No. 333-280658 and File No. 333-281863) and Form S-8 (File No. 333-239517, File No. 333-271060, File No. 333-277703 and File No. 333-280662) filed with the Securities and Exchange Commission to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POLYPID LTD.

Date: January 17, 2025	By:	/s/ Dikla Czaczkes Akselbrad
		Name:	Dikla Czaczkes Akselbrad
		Title:	Chief Executive Officer

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